

16004156



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/5/16

Received SEC

MAR 14 2016

Washington, DC 20549

March 14, 2016

Reg Thompson
Netflix, Inc.
rthompson@netflix.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-14-16

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

Dear Mr. Thompson:

This is in response to your letter dated February 5, 2016 concerning the shareholder proposal submitted to Netflix by the Calvert U.S. Large Cap Core Responsible Index Fund, the Calvert VP S&P 500 Index Portfolio and Mercy Investment Services, Inc. We also received a letter on the proponents' behalf dated March 11, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Stu Dalheim
stu.dalheim@calvert.com

March 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

The proposal requests that the company issue a report describing how company management identifies, analyzes and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians and other indigenous peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

There appears to be some basis for your view that Netflix may exclude the proposal under rule 14a-8(i)(7), as relating to Netflix's ordinary business operations. In this regard, we note that the proposal relates to the nature, presentation and content of programing and film production. Accordingly, we will not recommend enforcement action to the Commission if Netflix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, Maryland 20814
3019514800 • 8007275579 / www.Calvert.com

March 11, 2016

VIA E-mail (shareholderproposal@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Netflix, Inc.
Stockholder Proposal Submitted by Calvert U.S. Large Cap Core Responsible Index Fund
Calvert VP S&P 500 Index Portfolio and Mercy Investment Services, Inc.
Securities and Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to in response to Netflix, Inc.'s ("Netflix" or the "Company") notification to the Securities and Exchange Commission (the "Commission") that Netflix intends to exclude from its proxy materials for its 2016 Annual Meeting of Stockholders (the "2016 Proxy Materials") the precatory stockholder proposal (the "Proposal") submitted by Calvert Investments, Inc. and Mercy Investment Services, Inc. to respond to the February 5, 2016 letter sent to the Office of Chief Counsel by the Company, in which Netflix requests that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(7).

Having reviewed the Proposal and the Company's letter and based upon the aforementioned information, as well as review of Rule 14a-8, it is my opinion that the Proposal must be included in Netflix 2016 proxy statement because the subject matter transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the company and the Proposal is appropriate for stockholder oversight. Therefore, we respectfully request that the Staff not issue the no-action letter sought by Netflix.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are filing our response via email in lieu of paper copies and are providing a copy to Netflix's legal counsel, Reg Thompson, Associate General Counsel at rthompson@netflix.com, Spencer Wang, Vice President, Finance & Investor Relations at swang@netflix.com and David Hyman, General Counsel at dhyman@netflix.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A states:

> **Resolved:** Shareholders request that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policy and decision-making.

Background

The proposal focuses on a significant social issue of concern that transcends day-to-day business. Race-related issues make daily headlines, such as police misconduct in minority communities, the Black Lives Matter movement, xenophobia of Muslims and Arab-Americans stemming from extreme international perspectives, a racially charged U.S. Presidential election, and the boycotting of this year's Oscars due to an all-white slate of nominees in the top categories for the second year in a row. American Indian issues are also race-related and are capturing public attention. There are numerous recent examples of public discussion and focus on offensive portrayals of Native American, American Indian and Indigenous Peoples'. Perhaps the most prevalent example is the public controversy over the Washington NFL football franchise name as a racial slur. Netflix cannot support its burden of demonstrating that there is not a significant policy issue or widespread public debate about Native American offensive names or images. Here are several highlights of recent events that demonstrate such issues are of broad concern across society:

- In February 2016 the University of Southern California published the *NEW Comprehensive Annenberg Report on Diversity* that examined inclusion from the CEO to every speaking character across film, television and digital content for 2014. It found strong coverage of white males, at all levels, but lower levels of women and minority representation. "Characters from underrepresented racial/ethnic groups are also excluded or erased from mediated storytelling. No platform presents a profile of race ethnicity that matches proportional representation in the U.S."[i]

- In February 2016, the NFL received a letter from two members of the British Parliament asking the league to change the name of the Washington NFL team or send a different team to England to play a game as part of its international series. The letter stated, "The exportation of this racial slur to the UK this autumn, when the Washington team is due to play, directly contravenes the values that many in Britain have worked so hard to instill." They also noted that Wembley Stadium, where the team is scheduled to play has its own anti-racism charter.[ii] In response that same month, Congresswoman Betty McCollum and MP Michael Dugher wrote an op-ed calling on the NFL to not export racism.[iii]

- In October 2015, California became the first state to ban public schools from using "Redskins" as any type of team name, nickname or mascot, effective January 1, 2017.[iv]

- On May 13, 2015, four professors assessed how mass media influences how Native Americans see themselves and also how society views and understands them in *Frozen in Time, The Impact of Native American Media Representations on Identity and Self-Understanding*. Key findings from the study concluded that Native Americans were mostly invisible in the media and when included, are typically seen in historical settings wearing buckskin, on horseback or in teepees and belong to one of three well known tribes – not any of the hundreds of others that exist.[v] This is exactly how they were portrayed in the Adam Sandler film that ignited the Netflix controversy last spring.

- In April 2015, Netflix made national and international news for several days after nearly a dozen Native Americans walked off an Adam Sandler film set, due to offensive names and jokes in the script and an overall lack of respect for Native peoples, particularly women and elders. The film also faced further controversy over darkening of some actors' skin color, to make them appear more authentically Native American.

- The National Congress of American Indians states on its website that, "...rather than honoring Native Peoples, these caricatures and stereotypes are harmful, perpetuate negative stereotypes of American's first peoples, and contribute to a disregard for the personhood of Native peoples."[vi]

- On June 18, 2014, the U.S. Patent and Trademark Office canceled the Washington Redskins' trademark registration, concluding that that the name is "disparaging to Native Americans".[vii]

- Two hundred civil rights organizations, including the NAACP, have condemned the name of the Washington NFL team to change its name.

- Fifty U.S. Senators and President Obama have called for a name change of the Washington NFL team, demonstrating that offensive Native American names and symbols are getting broad political attention by our government, even at the highest levels.

- A 2013 study commissioned by the Oneida Nation of New York to review the impacts of the Washington football mascot, found "derogatory "Indian" sports mascots have serious psychological, social and cultural consequences for Native Americans, especially Native youth." The study found "that discrimination in the form of racial slurs, racial harassment and bullying is associated with poor mental health among Native American children and adults. This has manifested itself in the form of elevated levels of depression, substance abuse, suicidality, increased physical pain and maladaptive health behaviors among Native American children and adults in the United States."[viii] There are serious ramifications for how society portrays American Indians and other minorities such as Netflix chooses to do in its films.

Since the majority of Americans do not have direct contact with American Indian tribal members, they are unaware that they may be different in real life versus media depiction. In addition, media portrayals directly impact how American Indians see themselves, with psychological consequences such as adversely impacting self-esteem, community and academic possibilities for high school students. Although Indigenous Peoples make up 2% of the U.S. population, they remain underrepresented in the media, ranging from 0% to 0.4% in films and popular television shows. 1% of cartoon characters are American Indian and they make of 0.09% of video game characters.[ix] One of the recommendations from the *Frozen in Time* 2015 study was to create policies that require media outlets to consider how and when they represent minority groups.[x] As Netflix begins to create more of its own content, we believe that it is vital for the company to first assess the risks it faces and how such risks factor into company policy and decision making in this area.

Given the racially charged environment that Netflix operates in today, it is important that shareholders understand how the company identifies and assesses the reputational risks that come from perpetuating offensive and inaccurate American Indian stereotypes. The Company has an opportunity to demonstrate leadership in assessing and preventing such related risks which rise well beyond ordinary business and deserves to be taken to a vote by all shareholders at the company's annual shareholders meeting.

Heightened Risks

We believe that the issue in question – of reviewing and addressing reputational risks has potential bottom line impacts for the company – in terms of brand value, expansion opportunities in developing markets (e.g., where people may be offended by certain cultural content), regulatory risk (e.g., where local regulations may take a stricter stance on discriminatory content), etc. Netflix itself acknowledges some of these risks in its January 2016 10-K Report, where the Company notes in its own words:

"If our efforts to attract and retain members are not successful, our business will be adversely affected."[xi]

> "Our ability to continue to attract members will depend in part on our ability to consistently provide our members with compelling content choices, as well as a quality experience for selecting and viewing TV shows and movies."[xii]

In the event Netflix provides content that exacerbates the polarizing of society or perpetuates racial stereotypes that some may find offensive, we agree that could limit its membership and adversely impact the bottom line.

"The long-term and fixed cost nature of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations."[xiii]

> "We are devoting more resources toward the development, production, marketing and distribution of original programming, including TV series and movies. We believe that original

programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain members."[xiv]

In light of Netflix's emphasis on original programming, particularly as it extends coverage in new or developing markets, as an investor, we want to see it make positive contributions but also to depict fair and accurate portrayals of minorities, who may have more discerning viewership.

"We could be subject to economic, political, regulatory and other risks arising from our international operations." [xv]

"....the need to adapt our content and user interfaces for specific cultural and language differences, including licensing a certain portion of our content assets before we have developed a full appreciation for its performance within a given territory;"[xvi]

Here Netflix acknowledges that it needs to take into account specific cultural and language differences when it distributes content internationally and ensure that content is appropriate for each of those markets. We concur that these are also issues of concern for the company.

"If we fail to maintain or, in new markets establish, a positive reputation with consumers concerning our service, including the content we offer, we may not be able to attract or retain members, and our operating results may be adversely affected."[xvii]

"To the extent our content, in particular, our original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted."[xviii]

Netflix states the quality of its service, particularly its original programming, is particularly important to establish and maintain a positive reputation. We agree and believe that the Company can better address and assess its reputational risks by creating the report we have requested, which will further strengthen consumer respect and support in this area for the Company.

"We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service."[xix]

"As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, produce, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our Web site such as member reviews. As we expand our original programming, we have become responsible for production costs and other expenses, such as ongoing guild payments. We also take on risks associated with production, such as completion and key talent risk."[xx]

Netflix acknowledges it may face liabilities or even reputational risk as posed by compelling content and we believe that means addressing such risks and asking the company to disclose its intentions and actions around such risks in the report. We believe shareholders can make an informed judgement on and help raise awareness of material, non-financial matters – which is exactly why this issue transcends ordinary business and deserves to be assessed accurately in a report.

Overall, we agree with all of these risks identified by Netflix and believe that they are valid concerns with the potential to affect its business down the road. That is why, this important issue needs to remain on the proxy ballot for shareholders to address and for the company to prepare the requested report on the risks and how its plans to handle them.

The Proposal Focuses on Significant Policy Issues Confronting Netflix

As noted above, there is significant evidence that these issues are relevant, widespread and growing. This controversy is playing out in the media, at the Academy Awards, the White House, Capitol Hill, the United Nations, British Parliament, at civil rights organizations and continues to have broad implications, both in business and across society.

It is clear that the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

The Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

Additionally, the Commission observed in 1998, in light of "changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

As demonstrated, it is clear that Netflix has not met the burden under the Rule of establishing that the issue is not a significant policy issue facing the Company. The evidence clearly demonstrates broad public debate and concern, which directly impacts Netflix. We respectfully request the Staff inform the Company that it may not exclude the Proposal from its proxy statement.

The Proposal Does Not Seek to Micro-Manage the Company

Further, the proposal does not aim to "micro-manage" the company's response to these matters, but simply asks that the company disclose its methods for considering and mitigating these risks. The Company argues that the Proposal should be excluded as it deals with fundamental matters that are not appropriate for stockholder oversight – decisions regarding the nature, content and programing of filmed content distribution. The SEC explained in its 1998 Interpretive Release (Exchange Act Release No. 40018 (May 21, 1998)) that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgement." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In ACTWU, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard, issuing "a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policy and decision-making", as requested in the Proposal, is appropriate for shareholder consideration. The Proposal does not delve into the level of detail sought by *ACTWU*. Instead, it is at a more general level with significantly less information requested.

The manner in which the Proposal seeks to address the naming controversy is also proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
>
> a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;
>
> b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
>
> c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures. The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010), which passed muster under the micromanagement standard. This proposal requested a report on:

1. the environmental impact of fracturing operations of Chesapeake Energy Corporation;
2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing;
3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted a proposal that asked the company to require its chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while many business issues, including advertising, may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company, particularly when a significant policy issue such as the team name controversy is at stake.

Through these and other examples, shareholders have been deemed able to consider the merits of very complex and multifaceted business issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is a much more straightforward request of the Company than many other permissible proposals.

The Company's reputational risks are far less complex than hydrofracking, derivatives trading, or managing the logistics of a global supply chain. Shareholders have been able to address proposals focused on issues involving the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

Previously shareholders have been deemed well suited to consider proposals that would impact how companies navigate complex matters. Our Proposal does not present a more complicated issue for shareholders to consider. We are asking the Company to describe how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policy and decision-making. The Company has not demonstrated that it is any more complex than any of the precedent businesses just described. We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Netflix.

Conclusion

In conclusion, we respectfully request the Staff to inform Netflix that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. The Proposal raises a significant social policy issue with clear impacts on the company and does not micromanage the company. In the event, that the Staff should decide to concur with the company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at 301-951-4815 or via email at reed.montague@calvert.com with any questions or issues you may have regarding this matter or if we can supply you with any further information.

Sincerely,



Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Cc: Sister Valerie Heinonen
Director of Shareholder Advocacy
Mercy Investments Services, Inc.

Appendix A

Indigenous Peoples Report Resolution at Netflix, Inc.

Resolved: Shareholders request that the Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

Whereas, the company faced significant national and international negative publicity, including in the New York Times, the Guardian and other major media outlets, in spring 2015 after nearly a dozen Native Americans, including the cultural advisor, walked off of the film set of Adam Sandler's "The Ridiculous Six" over offensive names and jokes and an overall lack of respect for Native peoples, especially women and elders. Further, makeup artists darkened the skin of the actors to make them appear Native American. A petition signed by more than 108,000 people demanded Sandler change the script[xxi].

A successful business does not need to support the denigration of American Indians or their sacred objects. Since 2005 the American Psychological Association (APA) has called "for the immediate retirement of all American Indian mascots, symbols, images and personalities by schools, colleges, universities, athletic teams and organizations", as they generate a hostile environment for American Indian students and undermines tribes' abilities to portray accurate and respective images of their culture, spirituality and traditions, further reinforcing existing American Indian stereotypes, which undermine the worth not only of American Indians but of all students.[xxii]

American Indians are speaking out against offensive portrayals in a variety of contexts. Every major national American Indian organization has denounced the use of Indian- and Native-related images, names and symbols that disparage or offend American Indian people, with over 2,000 academic institutions eliminating "Indian" sport references. The Washington NFL football team faced a significant turning point over its name as a racial and dehumanizing slur with hateful connotations. Two hundred civil rights organizations, including the NAACP, have condemned the name. Fifty U.S. Senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports...." The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging."

Given Netflix's model for film creation and distribution, while ceding artistic control to directors, the company has a responsibility to address risks that can adversely impact both its reputation and society. While Netflix's share price has performed well over the last year, the company has taken on debt to finance original productions like "The Ridiculous Six." With evidence that regulators are moving to encourage competition in online video, Netflix must handle culturally sensitive issues today to prevent reputational damage and controversy tomorrow. The company has a social responsibility and business necessity to stop perpetuating ethnic stereotypes domestically and abroad and prevent negative stereotypical portrayals, while demonstrating leadership across the industry in its films and shows.

---

[i] http://annenberg.usc.edu/pages/~/media/MDSCI/CARDReport%20FINAL%2022216.ashx
[ii] http://espn.go.com/nfl/story/_/id/14838409/two-members-british-parliament-urge-nfl-change-washington-name
[iii] http://thehill.com/opinion/op-ed/271210-we-must-stop-the-nfl-from-exporting-racism
[iv] http://www.latimes.com/politics/la-me-pc-redskins-mascot-banned-20151011-story.html
[v] http://onlinelibrary.wiley.com/doi/10.1111/josi.12095/abstract
[vi] http://www.ncai.org/proudtobe
[vii] http://espn.go.com/nfl/story/_/id/11102096/us-patent-office-cancels-washington-redskins-trademark
[viii] http://www.changethemascot.org/wp-content/uploads/2013/10/DrFriedmanReport.pdf
[ix] http://journalistsresource.org/studies/society/race-society/native-americans-media-stereotype-redskins
[x] http://journalistsresource.org/studies/society/race-society/native-americans-media-stereotype-redskins
[xi] Netflix 2015 Form 10-K Report, page 3.
[xii] Netflix 2015 Form 10-K Report, page 3.
[xiii] Netflix 2015 Form 10-K Report, page 3.
[xiv] Netflix 2015 Form 10-K Report, page 4.
[xv] Netflix 2015 Form 10-K Report, page 4.
[xvi] Netflix 2015 Form 10-K Report, page 4.
[xvii] Netflix 2015 Form 10-K Report, page 5.
[xviii] Netflix 2015 Form 10-K Report, page 5.
[xix] Netflix 2015 Form 10-K Report, page 5.
[xx] Netflix 2015 Form 10-K Report, page 5.
[xxi] virallysuppressed.com, http://virallysuppressed.com/2015/12/20/high-nope-adam-sandlers-netflix-movie-is-offensive-to-native-americans-and-anyone-with-a-sense-of-humor/, December 20, 2015.
[xxii] http://www.apa.org/pi/oema/resources/indian-mascots.aspx.

NETFLIX

February 5, 2016

Via E-mail (shareholderProposal@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: **Netflix, Inc.**
Stockholder Proposal Submitted by Calvert U.S. Large Cap Core Responsible Index Fund, Calvert VP S&P 500 Index Portfolio and Mercy Investment Services, Inc.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to notify the Securities and Exchange Commission (the "**Commission**") that Netflix, Inc. (the "**Company**" or "**Netflix**") intends to exclude from its proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**") the precatory stockholder proposal set forth below (the "**Proposal**"), which was received from Calvert U.S. Large Cap Core Responsible Index Fund, Calvert VP S&P 500 Index Portfolio and Mercy Investment Services, Inc., as co-Proponents (collectively, the "**Proponents**"). The Proposal requests that the Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**') not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on the basis that the Proposal relates to Netflix's ordinary business operations. The Staff has repeatedly affirmed that stockholder proposals concerning the nature, presentation and content of programming are excludable under Rule 14a-8(i)(7) as these matters are more appropriately addressed by management and the board of directors as part of the day-to-day operations of a company.

Copies of the Proposal, as well as all related correspondence between Netflix and the Proponents, are attached hereto as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("**SLB 14D**"), Netflix has filed this letter and attachments electronically with the Commission not later than 80 calendar days before Netflix expects to file its definitive 2016

Proxy Materials with the Commission, and has concurrently sent copies of this letter and attachments electronically to the Proponents.

I. THE PROPOSALS

The pertinent part of the Proposal and supporting statement are as follows:

Resolved: Shareholders request that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

Whereas, in spring 2015, the company faced significant national and international negative publicity, including in the New York Times, the Guardian *and* other major media outlets, after nearly a dozen Native Americans, including the cultural advisor, walked off of the film set of Adam Sandler's "The Ridiculous Six" over offensive names and jokes and an overall lack of respect for Native peoples, especially women and elders. Further, makeup artists darkened the skin of the actors to make them appear Native American. A petition signed by more than 108,000 people demanded Sandler change the script.

A successful business does not need to support the denigration of American Indians or their sacred objects. Since 2005 the American Psychological Association (APA) has called "for the immediate retirement of all American Indian mascots, symbols, images and personalities by schools, colleges, universities, athletic teams and organizations", as they generate a hostile environment for American Indian students and undermines tribes' abilities to portray accurate and respective images of their culture, spirituality and traditions, further reinforcing existing American Indian stereotypes, which undermine the worth not only of American Indians but of all students.

American Indians are speaking out against offensive portrayals in a variety of contexts. Every major national American Indian organization has denounced the use of Indian-and Native-related images, names and symbols that disparage or offend American Indian people, with over 2,000 academic institutions eliminating "Indian" sport references. The Washington NFL football team faced a significant turning point over its name as a racial and dehumanizing slur with hateful connotations. Two hundred civil rights organizations, including the NAACP, have condemned the name. Fifty U.S. Senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports...." The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging."

Given Netflix's model for film creation and distribution, while ceding artistic control to directors, the company has a responsibility to address risks that can adversely impact both its reputation and society. While Netflix's share price has performed well over the last year, the company has taken on debt to finance original productions like "The Ridiculous Six." With evidence that regulators are moving to encourage competition in online video, Netflix must handle culturally sensitive issues today to prevent reputational damage and controversy tomorrow. The company has a social responsibility and business necessity to stop perpetuating ethnic stereotypes domestically and abroad and prevent negative stereotypical portrayals, while demonstrating leadership across the industry in its films and shows.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as They Deal With Matters Relating to Netflix's Ordinary Business Operations

Overview of the "Ordinary Business" Exclusion

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In this regard, the Commission noted that "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons set forth below, Netflix believes the Proposal are excludable under Rule 14a-8(i)(7) because they implicate both considerations referenced in the 1998 Release.

The Proposal deals with fundamental matters that are not appropriate for stockholder oversight — decisions regarding the nature, content and programming of filmed content distributed over the Netflix service.

Decisions regarding the nature, presentation and content of programming and film production involve fundamental ordinary business matters that cannot be subject to direct stockholder oversight. The Company and its subsidiaries operate an Internet television network providing over 75 million streaming members in over 190 countries with more than 125 million hours of TV shows and movies per day, including original programming. Such original programming increasingly includes content produced by the Company. The decisions relating to the selection of content to both license and produce is the responsibility of numerous individuals within the Netflix organization, who consider various factors while employing specialized business judgment in making such decisions. With a customer base of 75 million members globally, these decisions are made against the backdrop of wide ranging and diverse consumer tastes, sensitivities and preferences and could not, as a practical matter, be subject to direct shareholder oversight.

When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to the Company's ordinary business. The topic of a report, no matter the form it may take, is the relevant consideration for exclusion under Rule 14a-8(i)(7). In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where a proposal requests that company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." See for example, *AT&T Corp.* (February 21, 2001), *The Mead Corp.* (January 31, 2001), *Wal-Mart Stores, Inc.* (March 15, 1999) and *Nike, Inc.* (July 10, 1997). In addition, the Staff has consistently taken the position that where part of a proposal relates to ordinary business matters, the entire proposal may be excluded. See for example, *E*Trade Group, Inc.* (October 31, 2000) (Staff permitted exclusion of the entire proposal where the proposal sought formation of a stockholder committee to explore ways to increase stockholder value, suggesting four alternatives, only two of which were related to the company's ordinary business, with the Staff noting that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)").

The Staff has repeatedly affirmed that stockholder proposals concerning the nature, presentation and content of programming, including proposals related to alleged racial, ethnic or gender matters are excludable under Rule 14a-8(i)(7) (or its predecessor Rule 14a-8(c)(7)). See for example, *The Walt Disney Company* (November 30, 2007) (Staff permitted exclusion of a proposal calling for publication of a management report on the steps the company is currently taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products), *The Walt Disney Company* (November 22, 2006) (Staff permitted exclusion of a proposal calling for publication of a management report on the steps the company is undertaking and will undertake to avoid the use of negative racial, ethnic and gender stereotypes in its products), *General Electric Company* (January 21, 1998) (Staff permitted exclusion of a proposal calling for the NBC television network to be forced to follow the protective provisions of the television code that states that "special sensitivity is necessary in the use of material relating to sex, race, color, age, creed, religious functionaries or rites, or national or ethnic origin").

Here, the Proposal requests a report describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making. The supporting statement in the Proposal focuses on the Company's production of the "Ridiculous Six" and its alleged overall lack of respect for Native Americans. Because the centerpiece of the Proposal relates to the Company's choice in production and programming to distribute over its service, the Proposal should be excludable consistent with the precedent cited above.

The Proposal does not raise a significant policy issues that transcends the Company's day-to-day business.

The 1998 Release provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. The Proposal relates to how the Company makes content decisions, and in particular how it factors in portrayals of Native Americans, American Indians, and other Indigenous Peoples. In the 1998 Release, the Commission indicated that there are no "bright-line" tests and the determination of whether a significant policy issue is involved would be made on a case-by-case basis. The Proposal does not involve significant policy issues used as examples by the Commission in the 1998 Release. In *The Walt Disney Company* (November 30, 2007), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) very similar to the Proposal, which requested that the management of The Walt Disney Company issue a report on the steps it is taking to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products (the "Disney Proposal"). The Proposal here does not involve a more significant social policy issue than the social policy implicated in the Disney Proposal, and as such the significant policy exclusion articulated by the Staff in the 1998 Release should not apply to the Proposal. While the Company does not disagree with the Proponent's goal of avoiding offensive and inaccurate ethnic portrayals, the Company believes that matters related to the Company's ordinary business operations such as content choices are best addressed by management rather than stockholders.

III. CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2016 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact me at (408)-540-3700 or at rthompson@netflix.com. We also request that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,



Reg Thompson
Associate General Counsel

cc: Reed Montague (via e-mail)
David Hyman, Esq.

NETFLIX

EXHIBIT A

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com



Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 28, 2015

David Hyman
General Counsel and Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

Dear Mr. Hyman:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 24, 2015, Calvert had over $12 billion in assets under management.

The Calvert U.S. Large Cap Core Responsible Index Fund (formerly the Calvert Social Index Fund) and Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague (301) 951-4815, or contact her via email at reed.montague@calvert.com.

Printed on recycled paper containing 100% post-consumer waste

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

Resolution Text

Cc: Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Indigenous Peoples Report Resolution at Netflix, Inc.

Resolved: Shareholders request that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

Whereas, in spring 2015, the company faced significant national and international negative publicity, including in the New York Times, the Guardian and other major media outlets, after nearly a dozen Native Americans, including the cultural advisor, walked off of the film set of Adam Sandler's "The Ridiculous Six" over offensive names and jokes and an overall lack of respect for Native peoples, especially women and elders. Further, makeup artists darkened the skin of the actors to make them appear Native American. A petition signed by more than 108,000 people demanded Sandler change the script.

A successful business does not need to support the denigration of American Indians or their sacred objects. Since 2005 the American Psychological Association (APA) has called "for the immediate retirement of all American Indian mascots, symbols, images and personalities by schools, colleges, universities, athletic teams and organizations", as they generate a hostile environment for American Indian students and undermines tribes' abilities to portray accurate and respective images of their culture, spirituality and traditions, further reinforcing existing American Indian stereotypes, which undermine the worth not only of American Indians but of all students.

American Indians are speaking out against offensive portrayals in a variety of contexts. Every major national American Indian organization has denounced the use of Indian-and Native-related images, names and symbols that disparage or offend American Indian people, with over 2,000 academic institutions eliminating "Indian" sport references. The Washington NFL football team faced a significant turning point over its name as a racial and dehumanizing slur with hateful connotations. Two hundred civil rights organizations, including the NAACP, have condemned the name. Fifty U.S. Senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports...." The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging."

Given Netflix's model for film creation and distribution, while ceding artistic control to directors, the company has a responsibility to address risks that can adversely impact both its reputation and society. While Netflix's share price has performed well over the last year, the company has taken on debt to finance original productions like "The Ridiculous Six." With evidence that regulators are moving to encourage competition in online video, Netflix must handle culturally sensitive issues today to prevent reputational damage and controversy tomorrow. The company has a social responsibility and business necessity to stop perpetuating ethnic stereotypes domestically and abroad and prevent negative stereotypical portrayals, while demonstrating leadership across the industry in its films and shows.


MERCY
INVESTMENT
SERVICES, INC

December 28, 2015

Via email: lilly@netflix.com
Via fax: 408 540 2852

David Hyman, General Counsel and Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

Dear Mr. Hyman:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution which requests the Board to issue a public report describing how company management identifies, analyzes and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making. It is submitted for inclusion in the 2016 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Mercy, for whose benefit Mercy Investment Services exists, continue to believe that all instances of racism, even those we seemingly take for granted and overlook till our attention is drawn to them should be eliminated. Such injustice, e.g. "Indian" sport references or offensive names and jokes, must be addressed in all spheres of influence.

Mercy Investment Services, Inc. is the beneficial owner of shares of Netflix stock and verification of ownership from a DTC participating bank will follow. We have held the shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is cofiling this resolution with Calvert Investment Manager, the primary filer, and with Ms. Reed Montague as our authorized contact for the resolution. You may reach Ms. Montague at (301) 951-4815, or via email at reed.montague@calvert.com.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy

Indigenous Peoples Report Resolution at Netflix, Inc.

Resolved: Shareholders request that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

Whereas, in spring 2015, the company faced significant national and international negative publicity, including in the New York Times, the Guardian and other major media outlets, after nearly a dozen Native Americans, including the cultural advisor, walked off of the film set of Adam Sandler's "The Ridiculous Six" over offensive names and jokes and an overall lack of respect for Native peoples, especially women and elders. Further, makeup artists darkened the skin of the actors to make them appear Native American. A petition signed by more than 108,000 people demanded Sandler change the script.

A successful business does not need to support the denigration of American Indians or their sacred objects. Since 2005 the American Psychological Association (APA) has called "for the immediate retirement of all American Indian mascots, symbols, images and personalities by schools, colleges, universities, athletic teams and organizations", as they generate a hostile environment for American Indian students and undermines tribes' abilities to portray accurate and respective images of their culture, spirituality and traditions, further reinforcing existing American Indian stereotypes, which undermine the worth not only of American Indians but of all students.

American Indians are speaking out against offensive portrayals in a variety of contexts. Every major national American Indian organization has denounced the use of Indian-and Native-related images, names and symbols that disparage or offend American Indian people, with over 2,000 academic institutions eliminating "Indian" sport references. The Washington NFL football team faced a significant turning point over its name as a racial and dehumanizing slur with hateful connotations. Two hundred civil rights organizations, including the NAACP, have condemned the name. Fifty U.S. Senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports...." The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging."

Given Netflix's model for film creation and distribution, while ceding artistic control to directors, the company has a responsibility to address risks that can adversely impact both its reputation and society. While Netflix's share price has performed well over the last year, the company has taken on debt to finance original productions like "The Ridiculous Six." With evidence that regulators are moving to encourage competition in online video, Netflix must handle culturally sensitive issues today to prevent reputational damage and controversy tomorrow. The company has a social responsibility and business necessity to stop perpetuating ethnic stereotypes domestically and abroad and prevent negative stereotypical portrayals, while demonstrating leadership across the industry in its films and shows.



BNY MELLON

December 28, 2015

David Hyman
General Counsel and Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

Re: Mercy Investment Services Inc.

Dear Mr. Hyman:

This letter will certify that as of December 28, 2015, The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 1 share of Netflix, Inc.and that such beneficial ownership has existed continuously for more than one year as of December 28, 2015. Also, please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

NETFLIX

January 11, 2016

<u>**Via Facsimile – 314.909.4694**</u>

Mercy Investment Services, Inc.
2039 North Geyser Road
St. Louis, MO
Attention: Valerie Heinonen

Re: Stockholder Proposal Under Rule 14a-8

Dear Ms. Heinonen:

We have received the letter from you (the "Proponent") dated December 28, 2015 (the "Proposal Letter") and received by Netflix, Inc. ("we", "us" or the "Company") on the same date, in which Proposal Letter you indicated that verification of ownership from a DTC participating bank would follow. We subsequently received a letter from BNY Mellon dated December 26, 2015 (the "Broker Letter") intended to verify your continuous ownership of the Company's common stock. Please note that there are two deficiencies associated with the Broker Letter. First, the date of the Broker Letter (i.e., December 26, 2015) precedes the date of the submission of your proposal (i.e., December 28, 2015). Pursuant to Rule 14a-8(b)(2)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Broker Letter must indicate, at the time you submitted your letter (i.e., December 28, 2015) that you continuously held the securities for at least one year. For your reference, the text of Rule 14a-8(b) is set forth on Exhibit A hereto.

Second, the Broker Letter indicates that you have held only one share of the Company's common stock for portions of the requisite ownership period. Rule 14a-8(b)(1) requires that you hold securities of at least $2,000 in market value or 1% of the Company's shares eligible to vote on the proposal at the annual meeting. One share of the Company's common stock neither represents $2,000 in market value or 1% of the Company's shares eligible to vote on the proposal at the annual meeting. For your reference, the text of Rule 14a-8(b) is set forth on Exhibit A hereto.

Pursuant to Rule 14a-8(f) of the Exchange Act, you have 14 days from receipt of this letter to respond to this letter and cure the deficiencies described above.

NETFLIX

Lastly, please note that this proposal was submitted via email and fax. The Staff of the Securities and Exchange Commission has published legal bulletins regarding proper submission of shareholder proposals. As provided in Staff Legal Bulletin No. 14:

> **c. How does a shareholder know where to send his or her proposal?**
>
> The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

The address of Netflix, Inc.'s principal executive office is: Netflix, Inc., 100 Winchester Circle, Los Gatos, California 95032, Attention: Secretary.

Sincerely,

Netflix, Inc.



Reg Thompson
Assistant Secretary

NETFLIX

Exhibit A

Text of Rule 14a-8(b) under the Exchange Act

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

NETFLIX

January 11, 2016

<u>Via e-mail – reed.montague@calvert.com</u>

Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814
Attention: Reed Montague

Re: Stockholder Proposal Under Rule 14a-8

Dear Ms. Montague:

We have received the letter from you (the "Proponent") dated December 28, 2015 (the "Proposal Letter") and received by Netflix, Inc. ("we", "us" or the "Company") on December 29, 2015. We have not received evidence from you demonstrating that you are eligible to submit a proposal under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For your reference, the text of Rule 14a-8(b) is set forth on Exhibit A hereto, which indicates the means by which you may demonstrate your continuous ownership of Company common stock for the requisite period of time preceding the date of the submission of your proposal.

Pursuant to Rule 14a-8(f) of the Exchange Act, you have 14 days from receipt of this letter to respond to this letter and cure the deficiencies described above.

Sincerely,

Netflix, Inc.



Reg Thompson
Assistant Secretary

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com

NETFLIX

Exhibit A

Text of Rule 14a-8(b) under the Exchange Act

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Calvert 
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 14, 2016

VIA 2-DAY MAIL

David Hyman
General Counsel and Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

Dear Mr. Hyman:

In follow up to the shareholder proposal submitted by Calvert Investments on December 29, 2015, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert U.S. Large Cap Core Responsible Index Fund (formerly the Calvert Social Index Fund) and Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

Please contact Reed Montague at (301) 951-4815, or via email at reed.montague@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

State Street letter
Previously submitted resolution packet



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

January 13, 2016

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of January 12, 2016 the Calvert Funds listed below held the indicated amount of shares of the stock Netflix Inc. (Cusip 64110L106). Also the funds held the amount of shares indicated continuously since 12/22/2014.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 1/12/2016	Shares Held Since 12/22/2014
D872	Calvert U.S. Large Cap Core Responsible Index Fund	64110L106	Netflix Inc.	16,111	11,480
D894	Calvert VP S&P 500 Index Portfolio	64110L106	Netflix Inc.	7,945	7,916

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 28, 2015

David Hyman
General Counsel and Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

Dear Mr. Hyman:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 24, 2015, Calvert had over $12 billion in assets under management.

The Calvert U.S. Large Cap Core Responsible Index Fund (formerly the Calvert Social Index Fund) and Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague (301) 951-4815, or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

Resolution Text

Cc: Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Indigenous Peoples Report Resolution at Netflix, Inc.

Resolved: Shareholders request that the Netflix, Inc. Board issue a public report by October 1, 2016, at reasonable cost and omitting proprietary information, describing how company management identifies, analyzes, and oversees reputational risks related to offensive and inaccurate portrayals of Native Americans, American Indians, and other Indigenous Peoples, how it mitigates these risks and how the company incorporates these risk assessment results into company policies and decision-making.

Whereas, in spring 2015, the company faced significant national and international negative publicity, including in the New York Times, the Guardian and other major media outlets, after nearly a dozen Native Americans, including the cultural advisor, walked off of the film set of Adam Sandler's "The Ridiculous Six" over offensive names and jokes and an overall lack of respect for Native peoples, especially women and elders. Further, makeup artists darkened the skin of the actors to make them appear Native American. A petition signed by more than 108,000 people demanded Sandler change the script.

A successful business does not need to support the denigration of American Indians or their sacred objects. Since 2005 the American Psychological Association (APA) has called "for the immediate retirement of all American Indian mascots, symbols, images and personalities by schools, colleges, universities, athletic teams and organizations", as they generate a hostile environment for American Indian students and undermines tribes' abilities to portray accurate and respective images of their culture, spirituality and traditions, further reinforcing existing American Indian stereotypes, which undermine the worth not only of American Indians but of all students.

American Indians are speaking out against offensive portrayals in a variety of contexts. Every major national American Indian organization has denounced the use of Indian-and Native-related images, names and symbols that disparage or offend American Indian people, with over 2,000 academic institutions eliminating "Indian" sport references. The Washington NFL football team faced a significant turning point over its name as a racial and dehumanizing slur with hateful connotations. Two hundred civil rights organizations, including the NAACP, have condemned the name. Fifty U.S. Senators wrote to Commissioner Goodell urging the NFL to demonstrate that "racism and bigotry have no place in professional sports…." The U.S. Patent and Trademark Office cancelled the team's trademarks, calling the name "disparaging."

Given Netflix's model for film creation and distribution, while ceding artistic control to directors, the company has a responsibility to address risks that can adversely impact both its reputation and society. While Netflix's share price has performed well over the last year, the company has taken on debt to finance original productions like "The Ridiculous Six." With evidence that regulators are moving to encourage competition in online video, Netflix must handle culturally sensitive issues today to prevent reputational damage and controversy tomorrow. The company has a social responsibility and business necessity to stop perpetuating ethnic stereotypes domestically and abroad and prevent negative stereotypical portrayals, while demonstrating leadership across the industry in its films and shows.

FAX TRANSMISSION

To: Reg Thompson
Assistant Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95062

Fax Number: 408-317-0462

From: Paul M. Neuhauser
Tel and fax: 941-349-6164

Date: January 22, 2016

Re: Shareholder Proposal submitted by Mercy Investment Services, Inc.

Number of pages, including this page = 4

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 22, 2016

Reg Thompson
Assistant Secretary
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

Via Fax to 408-317-0462

Re: Shareholder Proposal submitted to Netflix, Inc.

Dear Mr. Thompson:

I am writing to you on behalf of my client, Mercy Investment Services, Inc. (hereinafter referred to as "Mercy").

Mercy has jointly submitted, with Calvert Investment Management, Inc. (hereinafter referred to as "Calvert"), a shareholder proposal (hereinafter referred to as the "Proposal") to Netflix, Inc. (hereinafter referred to as "Netflix") to be included in Netflix's 2016 Proxy Statement. The proposal requests Netflix to issue a report concerning reputational risk arising from portrayals of various Indigenous Peoples, including Native Americans. Mercy is the beneficial owner of one share of common stock of Netflix, which it had held for one year prior to its submission of the Proposal. Calvert is the beneficial owner of 19,396 shares of common stock of Netflix, which it had held for one year prior to its submission of the Proposal.

On January 11, 2016, Netflix sent a letter to Mercy claiming that Mercy was ineligible to co-sponsor the Proposal because it held less than $ 2,000. in market value of Netflix common stock.

We are surprised by Netflix's actions for two reasons. First of all, we find it passing strange that Netflix, at a time when the markets view it as under stress, is willing to spend its (and therefore its shareholders) time and money on a matter that would have no significant impact in the real world since, even if Netflex were to be successful in establishing its contention, the Proposal would nevertheless still appear on Netflix's 2016 Proxy Statement, since Calvert owned more than $2,000. worth of Netflix's common stock on the date on which it submitted the Proposal.

Secondly, and more fundamentally, Netflix is incorrect as a matter of law.

Netflix contends that each co-proponent of a jointly submitted shareholder proposal must own the requisite $ 2,000. of stock. This is not so. In Release 34-20091 (August 16, 1983) the Commission itself explicitly stated that the holdings of co-proponents could be aggregated in order to meet the dollar threshold. Thus the Commission, at the time that it initially instituted a minimum dollar holding requirement, stated (at footnote 5):

> Holdings of coproponents will be aggregated in determining the includability of a proposal.

It is thus apparent that the holdings of a co-proponent, such as the Mercy, may be aggregated with those of another co-proponent, such as Calvert. Since the aggregate holdings of the two proponents total 1,397 shares of common stock of Netflix, it is clear beyond cavil that each of the two co-proponents satisfies the requirements of Rule 14a-8(b)(1).

Additionally, lest there be any doubt that the two proponents are indeed co-proponents of the same proposal, we refer to the fact that, in its letter to Netflix, Mercy specifically states that it "is cofiling this resolution with Calvert". Mercy further states that "Ms Reed Montague [is] our authorized contact for the resolution". Ms Montague is an employee of Calvert and Calvert, in its letter submitting the proposal to Netflix, also designates Ms Montague as its contact person, giving the same telephone number and email address as is set forth in the Mercy letter.

In light of the foregoing, we urge Netflix to abandon its claims that Mercy has failed to qualify under Rule 14a-8(b)(1) as a proponent of the Proposal.

Although Netflix's response to the Proposal has thus far not been what the proponents had hoped for, we nevertheless urge Netflix to contact Ms Montague with a view to undertaking a productive dialogue on the issue. If you wish to dialogue with the proponents on the substance of the issue presented by the Proposal, you may contact her directly (i.e. you can contact my client directly).

Finally, if you wish to discuss any legal issue raised by the Proposal, or in your letter, or in this letter, please do not hesitate to contact me. In my opinion, both proponents and companies are better off if such matters can be worked out between the parties rather than by waging a duel before the Division of Corporation Finance.

Very truly yours,



Paul M. Neuhauser

cc: Pat Zerega
Sister Valerie Heinonen
Reed Montague